November 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.
Form 10-K for the fiscal year ended December 25, 2021
Response dated September 13, 2022
File No. 000-21238

Ladies and Gentlemen:

This letter sets forth the responses of Landstar System, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated October 3, 2022, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2021 (the “Form 10-K”) filed with the SEC on February 18, 2022 and the Company’s response letter dated September 13, 2022 (the “September Response Letter”). The Commission’s comments are set forth below in bold/italics, and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Response Dated September 13, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.

Your response to prior comment 5 notes that “there is some unavoidable reputational risk in operating within an industry that depends on the use of diesel fuel.” Further describe for us how you considered providing disclosure regarding reputational risks resulting from operations or services that produce greenhouse gas emissions. Include your consideration of the potential adverse consequences from these risks to the transportation industry in general and to demand for your services in particular, along with the potential risk from climate change to affect the perception of investors and lenders.

Response:

The Company respectfully advises the Staff that it does not currently consider the reputational risk relating to climate change and the trucking transportation industry generally, or the Company’s services in particular, to be material. In evaluating the materiality of this risk, the Company considered a number of factors, including:

•

The Company does not believe that it has experienced, and does not expect in future periods to experience, decreased demand for its services as a result of the greenhouse gas emissions or carbon-based energy sources associated with its services.

•

Considering the critical role the transportation industry plays in the supply chain, the Company does not believe that the potential reputational risks associated with the transportation industry generally will materially affect demand for the transportation services provided by the Company.

•	The Company is able to provide, and expects to continue to be able to provide, transportation management solutions that meet the emissions-related requirements of its customers.

•

The Company does not believe there is currently, and does not expect there to be in the foreseeable future, a broadly competitive transportation alternative to diesel fuel-based long-haul trucking capable of operating at scale throughout the United States and Canada.

•

The Company expects to work with third-party truck capacity providers that utilize trucks with alternative types of powertrains (i.e., electricity-, natural gas- or hydrogen-based) to the extent such powertrains become commercially feasible for long-haul trucking operations. Moreover, truck tractors are designed to be agnostic as to the type or brand of trailer used with such tractor. Accordingly, as noted in the Company’s September Response Letter, the use of tractors with alternative types of powertrains by third-party truck capacity providers is not expected to impact the interoperability of the Company’s trailers with tractors provided by such third-party truck capacity providers.

•

It is the Company’s experience and belief that investors, lenders, shippers and other stakeholders broadly recognize that long-haul trucking operations powered by electricity-, natural gas- or hydrogen-based powertrains, rather than diesel fuel, are not presently commercially feasible at scale in the United States or Canada.

•

The Company regularly engages in dialogue with significant stockholders and lenders relating to the Company’s business. The Company has not received significant negative feedback concerning emissions or climate change-related concerns from stockholders or lenders, nor has the Company identified any material negative effects on its relationships with significant stockholders or lenders as a result of emissions or climate change-related concerns.

2.

We note your response to prior comment 6. Please provide us with additional detail explaining how you considered providing disclosure regarding the potential indirect impact to you from weather-related disruptions to your suppliers or third-party capacity providers. In addition, provide us with information quantifying the cost of property insurance for each of the periods for which financial statements are presented in your Form 10-K.

Response:

The Company closely monitors the impact of weather events on its business and the markets in which it operates. The Company respectfully advises the Staff that it does not currently consider potential indirect impacts of weather-related disruptions to the Company’s third-party truck capacity providers to be material. In evaluating the materiality of this risk, the Company considered a number of factors, including:

•

As previously disclosed, the Company has a network of over 110,000 geographically dispersed third-party truck capacity providers. The Company believes the large and decentralized nature of its freight network significantly mitigates the potential indirect effects of weather-related disruptions to third-party truck capacity providers.

•

In the Company’s experience, while there have been short term negative impacts on demand for freight capacity in a specific area or region impacted by severe weather events, this negative impact has been outweighed by increased demand for freight capacity created by the need to: (i) stage materials and supplies in advance of a severe weather event and (ii) respond to a severe weather event by bringing materials and supplies into the affected area(s) after a severe weather event.

•

Increased regional demand in response to a severe weather event can also affect spot pricing in the domestic marketplace more generally, creating upward pressure on rates paid for trucking capacity in the spot market. Increases in rates paid to third-party truck capacity providers for purchased transportation generally are also reflected, in whole or in part, by increased rates charged to the Company’s customers.

The Company advises the Staff that its cost of property insurance relating to its facilities was less than $500,000 in each of the fiscal year periods for which financial statements are presented in the Form 10-K. Accordingly, the Company does not consider the cost of property insurance to be material.

3.

In response to prior comment 7, you state that the principal costs associated with compliance with regulations focused on diesel-fuel emissions and matters related to climate change are incurred by independent third-party truck capacity providers. Consistent with our prior comment, provide us with quantitative information regarding compliance costs related to climate change you incurred for each of the periods covered by your Form 10-K and tell us whether increased amounts are expected to be incurred in future periods.

Response:

The Company advises the Staff that it has incurred the following compliance costs related to climate change in each of the periods covered by the Form 10-K:

•

In 2016 and 2017, the Company implemented various modifications to its BCO Independent Contractor database system to track the engine model and year of the truck tractors owned by the BCO Independent Contractor truck owner-operators who provide truck capacity to the Company, for purposes of compliance with the emissions-related regulations enacted by the California Air Resources Board (“CARB”). Since 2017, the Company has also incurred annual expenses of less than $100,000 relating to the employees who monitor this data for purposes of compliance with the CARB regulations.

•	In 2021 and 2022, the Company engaged a third-party consulting firm, at a cost of less than $100,000 per year, to assist in calculating the Company’s emissions-related information.

•

The Company invests annually in aerodynamic features as part of the purchase of new van trailing equipment, with the costs of such features typically comprising less than 10% of the cost of each new van trailer. As previously disclosed in “Capital Resources and Liquidity” in the Form 10-K, during fiscal years 2021, 2020 and 2019, the Company acquired $48,674,000, $31,633,000 and $29,054,000, respectively, of trailing equipment by entering into finance leases.

The Company believes that compliance costs related to climate change could increase in future years if new climate change-related rules and regulations – such as the Commission’s proposed climate-related disclosure rules and new regulations promulgated by the CARB or other state or federal regulatory bodies – come into effect. At this time, however, the amount of any such increase is speculative and the Company does not expect any such increase to be material. The Company also expects to incur immaterial increased costs relating to compliance with voluntary disclosure regimes focused on climate-related issues such as the Climate Disclosure Project (CDP).

4.	We note your response to prior comment 8. Please tell us about any purchase or sale of carbon credits or offsets planned for future periods.

Response:

The Company has not purchased or sold carbon credits or offsets and does not currently have any plans to do so.

*    *     *    *

If you have any questions regarding this letter, please do not hesitate to call me at (904) 390-1558.

Sincerely,

/s/ James P. Todd
James P. Todd
Vice President and Chief Financial Officer
Landstar System, Inc.

cc:	Ethan Horowitz, Division of Corporation Finance
Anuja Majmudar, Division of Corporation Finance
Michael K. Kneller, Vice President, General Counsel and Secretary
Benjamin R. Pedersen, Debevoise & Plimpton LLP
Steven J. Slutzky, Debevoise & Plimpton LLP

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